China Shengda Packaging Group Inc.

No. 2 Beitang Road

Xiaoshan Economic and

Technological Development Zone

Hangzhou, Zhejiang Province 311215

People’s Republic of China

November 23, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attn:	John Reynolds
Edwin Kim
Brian McAllister
Ryan Milne

Re:	China Shengda Packaging Group Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed on November 5, 2010
File No.: 333-168370

Ladies and Gentlemen:

Pursuant to discussions with the Staff of the Securities and Exchange Commission and our counsel, Pillsbury Winthrop Shaw Pittman LLP, we hereby submit the Company’s supplemental response to Comment 7 set forth in the Staff’s letter, dated November 15, 2010, with respect to the above referenced Registration Statement on Form S-1. For the Staff’s convenience, Comment 7 is included herein and followed by our response.

Obligations Under Material Contracts, page 62

7.                                      We note on page 63 you disclose several new commercial bill acceptance agreements dated July 17, 2010, July 23, 2010 and August 3, 2010.  Please advise us whether these are material agreements that are required to be filed pursuant to Item 601 of Regulation S-K.  We also note your table describes several commercial bill acceptance agreements are guaranteed by your affiliate the SD Group.  Please revise your related party section on page 115 to provide the disclosures required by Item 404 of Regulation S-K for these agreements.

Response: Because we enter into commercial bill acceptance agreements from time to time in the ordinary course of our business, we have determined that our commercial bill acceptance agreements, including the new commercial bill acceptance agreements dated July 17, 2010, July 23, 2010 and August 3, 2010, are not material agreements. Our determination was based on the fact that (a) such agreements generally have a short term of six months, maximum, (ii) we deem the amount borrowed under each agreement to be immaterial (e.g., the commercial bill acceptance agreement with the greatest amount borrowed only provides the Company with a $4.4 million loan), (iii) as disclosed in the table of commercial bill acceptance agreements, we are required to deposit an amount equal to a specified percentage, in most cases 50%, of the maximum acceptance amount, and therefore we believe the default risk borne by the guarantor is small and (iv) if repayment of the loan under any commercial bill acceptance agreement was accelerated, which we believe is unlikely, we believe we could either replace the amounts borrowed with short term loans, withdrawals under our unused line of credit and/or repay the amount with cash on hand.  Further, while SD Group (which is owned 30.69% by Wuxiao Fang, our consultant, principal stockholder and the father of Nengbin Fang, our chairman and chief executive officer, 29.49% by Xinya Qu, the spouse of

Wuxiao Fang, and 39.82% by Xin Shengda; Xin Shengda is owned 55% by Xinya Qu, 25% by Nengbin Fang and 20% by Congyi Fang, one of our directors and executive officers) is party to certain of our commercial bill acceptance agreements as guarantor, we believe each guarantee to be immaterial in amount and significance, for the reasons discussed above. Further, the provision of guarantees of this type pursuant to commercial bill acceptance agreements is common business practice in China, and we believe we could find another party to provide the guarantee instead of SD Group, if necessary. Pursuant to the foregoing, we do not believe our commercial bill acceptance agreements are material agreements that are required to be filed pursuant to Item 601 of Regulation S-K.  If in the future we enter into a commercial bill acceptance agreement that is material, we will file such agreement as an exhibit.

As provided on page 120 in Amendment No. 5 to the Registration Statement filed with the Commission on November 17, 2010, we revised the related party section to provide disclosure of SD Group’s guarantee of certain commercial bill acceptance agreements.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our special securities counsel, at (202) 663-8158.

Sincerely,
China Shengda Packaging Group Inc.
By:	/s/ Daliang Teng
Daliang Teng
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq., Pillsbury Winthrop Shaw Pittman LLP
Woon-Wah Siu, Esq., Pillsbury Winthrop Shaw Pittman LLP
S. Eugene Buttrill III, Esq., DLA Piper Hong Kong
Eric Luo, Bernstein & Pinchuk LLP